Exhibit 4.7

31 January 2001

National Grid Group plc

Private and Confidential Dr R J Urwin c/o The National Grid Group plc 15 Marylebone Road London NW1 5JD	James Ross	15 Marylebone Road
	Chairman	London
NW1 5JD

Tel +44 (0) 20 7312 5721
Fax +44 (0)20 7312 5654

Dear Roger,

I am delighted to tell you that the Remuneration Committee recently reviewed your salary, taking into account your new responsibilities as Group Chief Executive, and agreed that this should be increased to £500,000 with effect from 1 April 2001. This revised salary will be included in your April pay.

The Remuneration Committee also agreed changes to the annual bonus plans for next year. Details will follow but it was confirmed that the maximum cash bonus would be increased to 60% and the Share Match to 33.3%.

I would like to take this opportunity to thank you for all your efforts over the last year and I look forward to working with you on the challenges of the coming year.

With best personal regards

Yours,

Registered Office:	Registered in
15 Marylebone Road	England and Wales
London	No 2367004
NW1 5JD

THE NATIONAL GRID GROUP plc

AND

THE NATIONAL GRID COMPANY plc

- and -

ROGER J URWIN

SERVICE AGREEMENT

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Clause	Description	Page No.

23.	NOTICES	19

24.	JURISDICTION	19

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THIS AGREEMENT BETWEEN:-

(1)	THE NATIONAL GRID GROUP plc AND THE NATIONAL GRID COMPANY plc whose registered offices are at National Grid House, Kirby Corner Road, Coventry, CV4 8JY (the “Companies”); and

(2)	ROGER J URWIN of Treetops, 14 Whitehill Road, Kidderminister, Worcestershire, DY11 6JJ.

IT IS AGREED as follows:-

1.	APPOINTMENT AND TERM

1.1
This Agreement is conditional upon the admission to the Official List of The International Stock Exchange of the United Kingdom and the Republic of Ireland Limited of all or any part of the issued ordinary share capital of The National Grid Group plc becoming effective. Upon satisfaction of the condition you will be employed by The National Grid Group plc and The National Grid Company plc as an Executive Director and will be appointed to the office of Managing Director Transmission. Your employment and appointment under this Agreement shall be deemed to have had effect as from 17 November 1995.

1.2
Unless terminated in accordance with Clauses 1.3 or 15 hereof, this Agreement may be terminated by the Companies by them giving you not less than two years’ prior written notice at any time on or before 16th November 1996; thereafter by giving not less than one year’s prior notice, provided that such notice shall not expire earlier than 16 November 1998. You may terminate this Agreement by giving the Companies one year’s prior written notice, at any time.

1.3	In any event, this Agreement shall terminate on the last day of the month in which you attain the normal retirement age of the Companies (as varied from

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time to time and as distinct from the normal retirement date applicable to you) unless otherwise specifically agreed in writing between the Companies and you. Where the normal retirement age of the Companies, currently 63, is varied the Companies will make up any difference in your pension benefits to those which would have been earned had the normal retirement age of the Companies not been so varied. As outlined in Schedule 2, the normal retirement age for Directors, for pension purposes, is aged 60.

2.	DUTIES

2.1	During your employment you will:-

(a)
perform any duties as may from time to time be reasonably assigned to you by the Board whether those duties relate to the business of the Companies or to the business of any of their Subsidiaries or Associates (including the holding of offices therein);

(b)	in all respects comply with all lawful directions given by or under the authority of the Board;

(c)	use your best endeavours to promote, develop and extend the business and the interests of the Companies; and

(d)
unless prevented by sickness or injury and except during holidays, devote the whole of your time, attention and ability during your agreed hours of work to the performance of your duties under this Agreement.

2.2	Your agreed hours of work will be normal business hours and such other hours as may be required for the proper performance of your duties.

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2.3
You will be based at the Head Office of the Companies. If the Head Office is relocated to a different area of the United Kingdom you shall be entitled to reimbursement of your reasonable relocation expenses in accordance with the Companies’ policy relating to relocation expenses for Directors.

3.	SALARY

3.1
During your employment you will be entitled to a salary at the rate of £170,000 per annum (or such higher rate as may from time to time be agreed between you and the Companies). In addition, you will have a notional salary, for the purpose of determining Pensionable Salary, of £190,000 per annum which will be indexed in line with changes to the Retail Prices Index from 1st October 1995.

3.2
Your salary will accrue from day to day, be payable by equal monthly instalments on or before the last day of each month, and be inclusive of any remuneration to which you may be or become entitled as a director of the Companies or of any of its subsidiaries or associates for the time being.

3.3	The salary referred to in Clause 3.1 above shall be reviewed at least annually by the Remuneration Committee, the first review taking place on 1st April 1996.

3.4
In addition to the salary under 3.1 above, subject to satisfying any eligibility criteria and to the rules of the Scheme as they may be altered or amended from time to time, as determined by the Remuneration Committee, you will be entitled to participate in the Group Directors’ Bonus Scheme and be paid any bonus payment appropriate to your employment as a Director during the year. Any payments made under the Scheme are non-pensionable. A copy of the 1995/96 Scheme is attached at Schedule 1 for information. This will be reviewed by the Remuneration Committee annually and any changes will be notified to you in writing.

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3.5	The Companies may introduce other incentive arrangements for Directors and/or employees, from time to time.

4.	PENSION

4.1	In this Clause the “ESPS” means the Electricity Supply Pension Scheme and words used in this Clause have the same meaning as they have under the provisions of the ESPS.

4.2
Subject to the terms and conditions (both statutory and non-statutory) in force from time to time in respect of the ESPS Group in which the Companies participate or of which they are the Principal Employer you will be eligible (but not obliged) to be a Member of the ESPS.

4.3	The Companies provide enhanced pension benefits for Executives as summarised in Schedule 2 attached. Full details relating to your personal position will be forwarded to you under separate cover.

4.4	A Contracting-out certificate is in force in respect of your employment.

5.	INSURANCE BENEFITS

5.1
The Companies will provide you, your spouse and dependent children whilst you are employed under this Agreement with membership of a private medical expenses scheme details of which are available from the Director of Human Resources.

5.2
The Companies will provide personal accident insurance to you whilst you are employed under this Agreement in accordance with the Companies’ scheme, details of which are available from the Director of Human Resources.

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6.	PROFESSIONAL FEES

6.1	The Companies will re-imburse you in full for professional subscriptions for relevant qualifications.

7.	CAR

7.1
The Companies will provide a suitable car for your use during the continuance of your employment in accordance with the policy laid down by the Companies from time to time and the Companies shall pay all standing and running costs relating to it (including the cost of fuel, road tax, insurance and maintenance). You shall comply with all rules laid down by the Companies from time to time in relation to the Companies vehicles and, unless otherwise agreed, shall return the car on termination of your employment.

8.	EXPENSES

8.1
The Companies will reimburse your reasonable travelling, hotel and other expenses properly incurred by you in the performance of your duties under this Agreement and you will provide the Companies with receipts or other evidence as the Board shall require of payment of the said expenses. The Companies will reimburse rental and cost of business calls in respect of your home telephone.

9.	HOLIDAYS

9.1
You will be entitled to 33 days’ holiday in each Holiday Year to be taken at such times as may be approved by the Group Chief Executive, in addition to public holidays. Holidays may not be carried forward from one Holiday Year to the next without the express permission of the Group Chief Executive. No payment will be made by the Companies during the continuance of this Agreement in lieu of holidays not taken unless the Remuneration Committee at its absolute discretion decides otherwise.

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9.2
Upon termination of this Agreement for whatever reason you shall be entitled to payment in lieu on a pro-rata basis for any holidays not taken which have accrued in the Holiday Year including the Date of Termination or, if appropriate, you shall repay to the Companies any salary received in respect of holiday taken prior to the Date of Termination in excess of your proportionate entitlement.

10.	SICKNESS AND INJURY

10.1	If you are absent from work as a result of sickness or injury you will:

(a)	notify the Companies as soon as practicable of your absence;

(b)	if the period of absence is less than 8 consecutive calendar days, submit to the Companies on your return a certificate of sickness completed by yourself;

(c)	if it is 8 consecutive days or more, submit to the Companies a medical certificate signed by a practising medical practitioner in respect of each week of absence after the first;

(d)	you will on request by the Companies allow yourself to be examined by the Companies’ doctor who shall report to the Board.

10.2	You will subject to compliance with sub-clause 10.1 above and to Clause 14 below, be entitled to:

(a)
payment of your salary at the full basic rate and maintain other contributions and benefits (less any social security or other benefits payable to you) during any period of absence from work as a result of sickness or injury up to a maximum of a continuous period of 180 days or 130 working days in aggregate in any 12 consecutive months;

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(b)
payment of your salary at half the full basic rate in addition to other contributions and benefits (less any social security or other benefits payable to you) during any such periods of absence in excess of a continuous period of 180 days or 130 working days in aggregate in any 12 consecutive months;

but you will not be entitled to any payment of salary during any absence in excess of 12 months.

10.3
The Companies will pay statutory sick pay, where appropriate, in accordance with the legislation in force at the time of absence, and any payment of salary in accordance with this Clause will go towards discharging its liability to pay statutory sick pay.

11.	CODE OF CORPORATE GOVERNANCE

11.1
The National Grid Group plc’s Code of Corporate Governance provides for you, in furtherance of your duties as a Director of the Companies, to take independent professional advice, if necessary, at the Companies’ expense. The Chairman or the Group Company Secretary should be notified if this step is taken, which should only be taken in the best interests of the Companies.

12.	INTERESTS IN OTHER BUSINESS

12.1
You shall disclose promptly in writing to the Board all your interests in compliance with the requirements of Companies Act, any other legislation in force and in association with the Companies articles of association and any additional requirements agreed by the Companies own code of government in operation.

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12.2
You shall disclose promptly in writing to the Board any and all non-executive Directorship offices held by you in any company save the Companies’ Subsidiaries or associates for the time being. The Board may, at its absolute discretion, request you to resign any position as non-executive Director in the event that they consider the holding of that office to give rise to a conflict of interest. You will be entitled to retain any fee payable to you in respect of two non-executive offices but will account to the Companies for any fees payable in respect of additional non-executive offices.

12.3	You shall comply with any code or regulations issued by the Companies from time to time relating to securities transactions by Directors or senior executives.

13.	CONFIDENTIALITY

13.1	You will not during the continuance of your employment or afterwards (unless authorised to do so by the Board or by a court of competent jurisdiction):-

(a)	use for your own benefit or the benefit of any other person; or

(b)	disclose to any person;

any trade secrets or other confidential information relating to the business affairs, finances, products or processes of the Companies and/or of any of their Subsidiaries or Associates.

13.2	The restriction in this Clause will not prevent you, after the Date of Termination, from using for your own or another’s benefit, any information which:

(a)	by virtue of your employment, becomes part of your own skill and knowledge; and

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(b)
apart from the provisions of this Agreement, could lawfully be used by you for that purpose, and in this respect you acknowledge without limitation the restrictions in Section 57 of the Electricity Act.

14.	PROTECTION OF INTERESTS OF COMPANIES

14.1
As you are likely to obtain knowledge of not only the Companies’ confidential information but also that of other electricity generators and suppliers provided by those persons to the Companies, you agree that you will not until the expiration of 12 months from the Date of Termination directly or indirectly within England and Wales unless express permission is given by the Board and such permission will not be unreasonably withheld:

(a)	be employed or engaged by any person licenced to generate, transmit or supply electricity or any associate thereof in any executive, managerial, technical or advisory capacity; and/or

(b)	be a director or other officer of any person authorised to generate, transmit or supply electricity to any associate thereof;

BUT this sub-clause shall not prevent you from holding for investment purposes only up to 3 per cent of any class of securities of a company which are quoted or dealt in on a Recognised Stock Exchange.

14.2
Until the expiration of 12 months from the Date of Termination you will not directly or indirectly solicit or entice away or endeavour to entice away from the Companies or any of their Subsidiaries or Associates any director or senior employee.

14.3
After the Date of Termination or, if later, the date of your ceasing to be a Director of the Companies you will not represent yourself or permit yourself to be held out as being in any way connected with or interested in the

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business of the Companies; and after that termination you will not represent yourself to be held out as being in any way connected with the business of any of the Subsidiaries or Associates of the Companies, except if and for so long as you remain a director or an employee of the Subsidiary or Associate.

14.4	In this Clause references to acting directly or indirectly include (without prejudice to the generality of that expression) references to acting alone or jointly with or by means of any other person.

15.	TERMINATION

15.1
If you have given notice to terminate this Agreement the Companies shall have the right during the notice period or in circumstances where no notice has been given by you the Companies shall have the same right for a period not exceeding twelve months to relieve you of all your duties and responsibilities under this Agreement, exclude you from your place of work and/or require you to resign forthwith all offices held in the Companies, their Subsidiaries or Associates or any other appointment held as nominee or representative or any of the foregoing.

15.2	Without prejudice to the Companies’ right to summarily dismiss you for gross misconduct the Companies will be entitled to terminate your employment without notice if you:-

(a)	commit a serious or persistent breach of any term of this Agreement;

(b)	become bankrupt or compound with your creditors; or

(c)	become prohibited by law from being director of a company or of your own volition cease to be a Director of the Companies.

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15.3
If you are incapacitated by sickness (including mental disorder) or injury from carrying out your duties under this Agreement for a continuous period of 180 days or for an aggregate of 130 working days in any 12 consecutive months, the Companies will be entitled to terminate this Agreement by not less than 3 months’ written notice given within 3 months after the end of the 180 or (as the case may be) 130 working days.

15.4	On the Date of Termination you will promptly:-

(a)	resign (if you have not already done so) from all offices held by you in the Companies and their Subsidiaries and Associates;

(b)
deliver up to the Companies all lists of customers, correspondence, documents, discs, tapes, data listing, codes, designs, drawings and all other materials and property belonging to the Companies or any of their Subsidiaries or Associates which may be in your possession or under your control, including any copies; and

(c)	deliver up to the Companies forthwith any car provided under this Agreement;

and you irrevocably authorise the Companies in your name and on your behalf to execute all documents and do all things necessary to effect the resignations referred to above, in the event of your failure to do so.

15.5
Your employment as Managing Director, Transmission will terminate immediately if you resign as a Director of the Companies or any of their Subsidiaries or Associates (otherwise than at the request or with the prior agreement of the Board which shall not be unreasonably withheld) and no claim for damages for wrongful termination of employment shall arise.

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15.6	Any termination of your employment as Managing Director, Transmission will be without prejudice to your continuing obligations under this Agreement.

16.	WAIVER OF RIGHTS

If:-

(a)	your employment is terminated:-

(i)	by reason of the liquidation of the Companies or either of them for the purpose of amalgamation or reconstruction; or

(ii)
as part of any arrangement for the amalgamation of the undertaking of the Companies not involving liquidation or for the transfer of the whole or part of the undertaking of the Companies to any of their Subsidiaries or Associates, and

(b)	you are offered employment of a similar nature with the amalgamated or reconstructed or transferee company on terms not generally less favourable to you than the terms of this Agreement;

you will have no claim against the Companies under this Agreement in respect of that termination.

17.	DISCIPLINE AND GRIEVANCES

17.1	A copy of the Employee Rules of the Companies for the time being in force which apply to you by virtue of your employment hereunder can be obtained from the Director of Human Resources.

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17.2
If you are dissatisfied with any disciplinary decision or have any grievance relating to your employment, you should raise the matter with the Chairman either orally or in writing and the reference will be dealt with by discussion.

18.	INVENTIONS

18.1
If at any time during your employment you, whether alone or with any other person, make, discover or produce any invention, process, development or design which relates to, or affects, or in the opinion of the Board is capable of being used or adapted for use in or in connection with, the business or any product, process or intellectual property right of The National Grid Group plc or any of its Subsidiaries or Associates:-

(a)	the invention, process, development or design will be absolute property of The National Grid Group plc (except to the extent, if any, provided otherwise by Section 39 of the Patents Act 1977); and

(b)	you will immediately disclose it to the Companies in writing.

18.2	You will, if and when required to do so by The National Grid Group plc (whether during your employment or afterwards), and at their expense:-

(a)
apply, or join with The National Grid Group plc in applying for letters patent or other protection in any part of the world for any invention, process, development or design to which Clause 18.1 above applies;

(b)
execute or procure to be executed all instruments, and do or procure to be done all things, which are necessary for vesting such letters patent or other such letters patent or other protection in The National Grid Group plc or any other Company, or subsequently for renewing and maintaining the same in the name of The National Grid Group plc or its nominee; and

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(c)	assist in defending any proceedings relating to, or to any application for, such letters patent or other protection.

18.3
You agree to irrevocably appoint The National Grid Group plc as your attorney in your name and on your behalf to execute all documents, and do all things, required in order to give full effect to the provisions of this Clause.

19.	ADDITIONAL PARTICULARS

The following additional particulars are given for the purposes of the Employment Protection (Consolidation) Act 1978:-

19.1	Subject to Clause 1.1 your employment under this Agreement began on 17th November 1995 and your period of continuous employment began on 30th September 1995.

19.2
Under the terms of the Redundancy Payments Act Exemption Order (Part VI Employment Protection (Consolidation) Act 1978), your employment with any Existing Body or Public Electricity Supplier counts as continuous employment with the Companies (and for these purposes any appointment as chairman or deputy chairman of an Existing Body or Public Electricity Supplier shall be treated as an employment) and your period of continuous employment for these purposes began on 1st March 1971.

19.3
Except as otherwise provided by this Agreement, there are no terms or conditions of employment relating to hours of work or to normal working hours or to entitlement to holidays (including public holidays) or holiday pay or to incapacity for work due to sickness or injury or to pensions or pension schemes.

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20.	INTERPRETATION

In this Agreement and the Schedule:-

20.1	“Associate” means a body corporate which for the time being has not less than 20 per cent of its equity share capital beneficially owned by the Companies;

20.2	“the Board” means the board of executive and non-executive directors of The National Grid Group plc unless expressly stated to mean the Executive Board;

20.3
“the Date of Termination” means the date upon which your employment under this Agreement terminates whether such termination results from the Companies’ breach and whether such breach is repudiatory or otherwise;

20.4	“an Existing Body” means the Electricity Council or any Electricity Board (as defined in the Electricity Act 1989);

20.5	“Holiday Year” means each 12 month period commencing 1st April and ending 31st March;

20.6	“Public Electricity Supplier” means the companies treated as such in the Electricity Act 1989;

20.7	“Recognised Stock Exchange” has the meaning attributed to it by Section 841 of the Income and Corporation Taxes Act 1988;

20.8
“Remuneration Committee” means the committee of the Board bearing that name or, if there is no committee with such name, such other committee as shall from time to time be delegated responsibility by the Board for determining the emoluments of directors of the Companies;

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20.9	“Subsidiary“ has the meaning attributed to it by Section 736 of the Companies Act 1985 and “equity share capital” has the meaning attributed to it by Section 744 of the Companies Act 1985;

20.10	Unless otherwise stated, and except in Clause 19.2 above, a reference to your employment is to your employment by the Companies under this Agreement;

20.11
Unless the context otherwise requires, words in the singular include the plural and vice versa, and a reference to a person includes a reference to a body corporate and to an unincorporated body of persons;

20.12	A reference to a statute or statutory provision includes a reference to that statute or provision as from time to time modified or re-enacted.

21.	ENTIRE AGREEMENT CONTINUITY AND CONDITIONALITY

21.1
Except as otherwise expressly provided by its terms and for any detailed rules (not being inconsistent with the express terms hereof) from time to time laid down by the Companies, this Agreement represents the entire understanding.

21.2
Upon the satisfaction of the condition in Clause 1.1 above, any previous contract of service between you and the Companies or either of them shall be deemed to have been terminated by mutual consent as from 16th November 1995.

22.	AMENDMENTS

22.1	Any major changes to your terms and conditions will be subject to mutual agreement by both parties and any other changes will be notified to you, in writing, within four weeks of any such change.

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23.	NOTICES

23.1
Any notice to be given under this Agreement will be in writing and will be deemed to be sufficiently served by one party on the other if it is either delivered personally or is sent by prepaid first class post and addressed to the party to whom it is to be given, in your case at your last known residence and in the case of the Companies at their registered office, and any such notice if so posted will be deemed to have been served on the day (excluding Sundays and public holidays) following that on which it was posted.

24.	JURISDICTION

24.1
This Agreement shall be governed by and interpreted in accordance with the laws of England and each of the parties submits to the jurisdiction of the English courts as regards any claim or matter arising under this Agreement.

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IN WITNESS whereof this Agreement is executed under the seal on the date set out below.

THE COMMON SEAL of THE NATIONAL GRID GROUP plc was hereunto affixed in the presence of:- Dated

Member of Board Sealing Committee

THE COMMON SEAL of THE NATIONAL GRID GROUP plc was hereunto affixed in the presence of:- Dated

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SIGNED SEALED AND DELIVERED by

in the presence of:-

Dated	17 November 1995

Name:	R. K. DREW

Occupation:	Company Secretary

Address:	11 Willes Terrace Leamington Spa CV31 1DL